Exhibit 21

SUBSIDIARIES OF REGISTRANT
The following are wholly-owned subsidiaries of the registrant:

NAME	STATE OF ORGANIZATION
HCHC Acquisition Inc.	Delaware
Highland Capital Brokerage, Inc.	Delaware
Highland Capital Holding Corporation	Delaware
KMS Financial Services, Inc.	Washington
Securities America Financial Corporation	Nebraska
Securities America, Inc.	Delaware
Securities America Advisors, Inc.	Nebraska
Ladenburg Thalmann & Co. Inc.	Delaware
Ladenburg Thalmann Asset Management Inc.	New York
Investacorp, Inc.	Florida
Investacorp Advisory Services Inc.	Florida
Triad Advisors, Inc.	Florida
Triad Hybrid Solutions, LLC	Florida
Premier Trust, Inc.	Nevada
Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.